EXHIBIT 99.1

Equinor ASA: Completed share capital reduction in connection with share buy-back

In line with the objective for the share buy-back programme which was executed by Equinor ASA (OSE: EQNR, NYSE: EQNR) in the period 4 September 2019 until 4 February 2020, the annual general meeting on 14 May 2020 in Equinor ASA decided that the share capital shall be reduced with NOK 202,433,780 from NOK 8,346,653,047.50 to NOK 8,144,219,267.50, by deletion or redemption of total 80,973,512 shares.

The creditor deadline for the capital reduction has expired and the capital reduction was completed in the Company Register Center 16 July 2020.

FURTHER INFORMATION:

Investor relations
Peter Hutton, Senior Vice President, Investor Relations,
+44 7881 918 792

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act